SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 2
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$0.00***

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,250,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $8.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

***
Global Sources Ltd. previously paid a registration fee of $38,010 with respect to securities that were previously registered pursuant to the registrant’s prior registration statement on Form F-3, (SEC file no. 333-114411), filed on April 12, 2004, of which $21,088.65 remaining available fees carried over pursuant to Rule 0-11(a)(2) of the Securities Act and has been applied against the filing fee of $1,965.00 due in connection with the filing of this schedule hereunder.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,010	Filing Party: Global Sources Ltd.
Form or Registration No.: 333-114411	Date Filed: April 12, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the

[ ]	statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2008, as amended by Amendment No. 1 (as so amended, the “Schedule TO”), by Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources”), relating to the offer by the Company to purchase for cash up to 6,250,000 shares of its common shares, par value $0.01 per share (the “Shares”) at a price of $8.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e−4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

  Item 4. Terms of the Transaction

The Schedule TO is hereby amended and supplemented as follows:

(a)           The Offer to Purchase is amended by deleting the words “as soon as practicable” when used in reference to the Company’s payment for Shares accepted in the Offer and in reference to the Company’s determination of the proration factor and replacing them with the word “promptly.”

(b)            Section 13 of the Offer to Purchase is amended by deleting the first paragraph of such section.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated as follows:

The Letter of Transmittal and the Letter to Clients are hereby amended and supplemented as follows:

(a)           The Letter of Transmittal and the Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees are amended by deleting the words “as promptly as practicable” when used in reference to the Company’s returning Shares that are not accepted in the Offer and in reference to the issuance of new certificates representing unpurchased Shares that were tendered and replacing them with the word “promptly.”

(b)           Section 9 under the “Instructions to Letter of Transmittal” of the Letter of Transmittal is amended by deleting the first paragraph of such section.

(a)(1)(A)	Offer to Purchase, dated November 21, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2008.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, November 21, 2008.
(a)(5)(A)	Press release, dated November 13, 2008 (incorporated by reference to Schedule TO-C filed November 18, 2008).
(a)(5)(B)	Press release, dated November 21, 2008.
(a)(5)(C)	Summary of Terms.
(a)(5)(D)	Form of Email to Team Members, dated November 25, 2008.
(d)(1)
Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(2)
Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(3)
Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(4)
Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(5)
Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD
By: /s/ Eddie Heng Teng Hua Name: Eddie Heng Teng Hua Title: Director and Chief Financial Officer

Dated:  December 2, 2008